575 Madison Avenue New York, NY 10022 212-940-8800 tel 212.940.8776 fax

Kathleen H. Moriarty kathleen.moriarty@kattenlaw.com 212-940-6304 direct 212-894-5504 fax

July 3, 2014

VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549
Re:	Post-Effective Amendment No. 28 to Registration on Form N-1A Filing pursuant to Rule 485(a)(1) for IndexIQ ETF Trust Registration Nos.: 333-152915 and 811-22227

Dear Ladies and Gentlemen:

On behalf of our client, IndexIQ ETF Trust (the “Trust”), we are filing with this correspondence Post-Effective Amendment No. 28 (the “Amendment”) to the registration statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(a)(1) under the Securities Act of 1933 concerning the registration of the shares of the following exchange traded funds, which are each a series of the Trust (the “Funds”):

IQ Hedge Long/Short Tracker ETF (QLS)

IQ Hedge Event-Driven Tracker ETF (QED)

The Funds were among the series included in the Trust’s initial filing on Form N-1A on August 8, 2008, which Registration Statement was declared effective on March 20, 2009. The Trust determined not to offer the Funds at that time. As a result, the Funds were not included in the final prospectus or SAI used for the offer of the IQ Hedge Multi-Strategy Tracker ETF and IQ Hedge Macro Tracker ETF (the “Initial Series”).

In a 485(a) filing on June 28, 2010 and a 485(b) filing on August 27, 2010, the annual update for the Initial Series converted the format of the Trust’s Registration Statement to comply with the form amendments to Form N-1A set forth in an adopting release dated January 13, 2009 (the “Summary Form Amendment”). As the Trust had not yet determined to offer the Fund, it was not included in that annual update of the Registration Statement or the subsequent annual updates of the Registration Statement completed on August 29, 2011, August 27, 2012 and August 28, 2013, respectively. The annual updates of the Registration Statement for 2010, 2011, 2012 and 2013 permitted the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) the opportunity to comment on the Trust’s compliance with the Summary Form Amendment and on the current disclosure for the Initial Series.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

July 3, 2014 Page 2

Our client now intends to offer the Funds and has undergone the process of including the Funds in the enclosed Amendment. The presentation of the Funds has been updated to comply with the Summary Form Amendment and the disclosure for the Funds is substantially similar to that of the Initial Series.

The Trust, IndexIQ Advisors LLC (the “Advisor”) and ALPS Distributors, Inc. (the “Distribution”) submitted an exemptive application on October 23, 2007 and amendments to such exemptive application on August 1, 2008, November 19, 2008, January 28, 2009, February 12, 2009 and March 10, 2009 (File No. 812-13441). The requested relief was granted on March 20, 2009, see In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 286338 (February 27, 2009) (notice) and Investment Company Act Release No. 28653 (March 20, 2009) (the “First Granted Order”).

In addition, the Trust, the Advisor and the Distributor submitted an exemptive application on July 3, 2012 and amendments to such exemptive application on November 21, 2012, May 15, 2013, September 19, 2013, December 18, 2013, December 20, 2013 and December 23, 2013 (File No. 812-14053). The requested relief was granted on January 22, 2014, see In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 30843 (December 23, 2013) (notice) and Investment Company Act Release No. 30888 (January 22, 2014) (the “Second Granted Order”).

In addition, the Trust, the Advisor and the Distributor submitted an exemptive application on May 10, 2013 and amendments to such exemptive application on September 17, 2013,

December 19, 2013 and December 23, 2013 (File No. 812-14153). The requested relief was granted on January 22, 2014, see In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 30844 (December 23, 2013) (notice) and Investment Company Act Release No. 30889 (January 22, 2014) (the “Third Granted Order” and, together with the First Granted Order and Second Granted Order, the “Granted Orders”).

The Advisor and the Trust do not expect to submit a no-action request in connection with the Registration Statement. The Advisor believes that the Trust and the Funds as currently configured comply with the terms and conditions of the Granted Orders.

Please do not hesitate to contact me at (212) 940-6304 if you have any questions or comments with respect to the enclosed filing.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

July 3, 2014 Page 3

Very truly yours,

/s/ Kathleen H. Moriarty
Kathleen H. Moriarty

Enclosures
cc (w/enclosures):	Mr. Gregory D. Bassuk
Mr. David Fogel
Mr. Adam S. Patti
Mr. John M. Ganley
Mr. Gregory E. Xethalis

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations